Via EDGAR, U.S. Mail and fax to 202-772-9208

August 14, 2009

Mr. Todd K. Schiffman
Assistant Director
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sterling Bancorp
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-05273

Dear Mr. Schiffman:

This is in response to your letter, dated July 24, 2009, regarding staff comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Q1 Form 10-Q”) of Sterling Bancorp (the “Company”).  For your convenience, we have reproduced in boldface type the specific comments included in your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11.  Executive Compensation

Benchmarking, page 6 of Definitive Proxy Statement on Schedule 14A

1.
We note your response to comment 4 in our letter dated June 19, 2009.  Please identify the component companies that make up the peer group and confirm that future filings will disclose this information.

Response:

The component companies that constitute the peer group are as follows.  The Company will include the information on its peer group in future filings.

Mr. Todd K. Schiffman
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2009

Name	City / State

Brookline Bancorp	Brookline, MA
Flushing Financial Corp.	Lake Success, NJ
Harleysville National Corp.	Harleysville, PA
Investors Bancorp	Short Hills, NJ
Kearny Financial Corp.	Fairfield, NJ
Lakeland Bancorp	Oak Ridge, NJ
Oceanfirst Financial Corp.	Tom’s River, NJ
Provident Financial Services	Jersey City, NJ
Provident NY Bancorp	Montebello, NY
Republic First Bancorp	Philadelphia, PA
Signature Bank	New York, NY
Smithtown Bancorp Inc.	Hauppauge, NY
Sun Bancorp	Vineland, NJ
USB Holding Co	Orangeburg, NY
Willow Financial Bancorp	Wayne, PA

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Asset Quality, page 24

2.
We have reviewed your proposed disclosures in response to comment 7 in our letter dated June 19, 2009.  Given the significant increase in your lease financing non-accrual loans ($8.6 million), as compared to the modest increase in your allowance for loan losses related to those loans ($1.1 million), please revise to provide a detail of your five largest non-accrual leasing loans included in this balance as of March 31, 2009.  Include a discussion of the following:

Mr. Todd K. Schiffman
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2009

•	when the loan was originated;

•	the allowance for loan losses associated with the loan, as applicable;

•	when the loan became non-accrual;

•	the underlying collateral supporting the loan;

•	the last appraisal obtained for the loan, as applicable; and

•	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of March 31, 2009 and through the date of your response.

Provide us with your proposed future disclosure.

Response:

In response to the staff comment letter of June 19, 2009, the Company has included in its most recent Quarterly Report on Form 10-Q, and will continue to include in its future filings, a discussion of the asset quality of the lease financing receivables.  Such disclosure included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended on June 30, 2009 (the “Q2 Form 10-Q”) is set forth below:

At June 30, 2009, lease financing nonaccruals represent 6.22% of lease financing receivables.  The lessees of the equipment are located in 35 states.  There were 281 leases ranging between approximately $300 and $238,000, 253 of which were under $100,000.  The value of the underlying collateral related to lease financing nonaccruals varies depending on the type and condition of equipment.  While most leases are written on a recourse basis, with personal guarantees of the principals, the current value of the collateral is often less than the lease financing balance.

In addition, the Company has included in the Q2 Form 10-Q, and will continue to include in its future filings (Quarterly Reports on Form 10-Q, in addition to the required disclosure in Annual Reports on Form 10-K), a table setting forth the Company’s allocation of the allowances for loan losses, including the allowances for lease financing nonaccruals.  Such disclosure included in the Q2 Form 10-Q is set forth below:

The following table presents the Company’s allocation of the allowance for loan losses.  This allocation is based on estimates by management and may vary from period to period based on management’s evaluation of the risk characteristics of the loan portfolio.  The amount allocated to a particular loan category of the Company’s loans held in portfolio may not necessarily be indicative of actual future charge-offs in that loan category.

Mr. Todd K. Schiffman
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2009

June 30,	2009		2008
	Amount	% of Loans in each category to total loans held in portfolio	Amount	% of Loans in each category to total loans held in portfolio
	(dollars in thousands)
Domestic
Commercial and industrial	$4,554	43.74%	$5,495	44.25%
Loans to depositary institutions	-	-	40	1.72
Lease financing	10,014	19.74	5,674	22.56
Factored receivables	1,007	11.59	916	6.64
Real estate – residential mortgage	1,419	12.16	2,380	12.53
Real estate – commercial mortgage	699	8.73	607	8.20
Real estate – construction and land development	191	2.35	196	2.60
Loans to individuals	138	1.69	113	1.50
Unallocated	112	-	59	-
Total	$18,134	100.00%	$15,480	100.00%

During 2009, the allowance for loan losses increased $2.1 million from $16.0 million at December 31, 2008 primarily due to an increase of $4.0 million in the allowance allocated to lease financing partially offset by a reduction of $1.0 million and $0.9 million in the allowance allocated to commercial and industrial and residential mortgage components respectively.  The allowance allocated to lease financing increased primarily as a result of increased losses and nonaccrual levels experienced in that category in 2009.  The reduction in the allowance allocated to commercial and industrial losses was primarily the result of lower losses experienced in that component of the portfolio in 2009.  The reduction in the allowance allocated to residential mortgage loans was primarily the result of lower anticipated losses in the portfolio based on the improved quality of loans in the portfolio.

Mr. Todd K. Schiffman
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2009

A table providing the requested information regarding the Company’s five largest non-accrual leasing loans (i.e., the date of origination, the amount of nonaccrual, the first date in nonaccrual, the type of collateral and the estimated value) is attached hereto as Attachment A.

*   *   *   *

In connection with our responses to your comments on the Company’s filing, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to your comments or have any additional comments, please do not hesitate to call me at 212-757-8035.

Very truly yours,

STERLING BANCORP

By	/s/ John W. Tietjen
John W. Tietjen Executive Vice President and Chief Financial Officer

cc:	Wendy L. Cama
(Crowe Horwath LLP)

Daniel Dunson, Esq.
(Sullivan & Cromwell LLP)

“Attachment A”
CUSTOMER	AMT. in Non-Accrual 3/31/09	DATE BOOKED	DATE IN NON- ACCRUAL	COLLATERAL	ESTIMATED VALUE	COMMENTS

Customer A	$214,120	8-May	9-Mar	Medical Laser	$100,000	Company and Guarantor filed CH7. Equipment repossessed.

Customer B	$179,335	6-May	9-Mar	Medical Laser	$40,000-50,000	Suing the Guarantor. Equipment repossessed.

Customer C	$177,348	4-Nov	8-Dec	Picker, X-Ray Machine	N/A	Customer went out of business. We sold equipment.

Customer D	$165,256	8-Apr	9-Mar	Medical Laser	$90,000	Business Partner dispute. Asserting insurance claim. We are in litigation. He has an active medical practice.

Customer E	$154,676	7-Jan	9-Mar	Office Computer System, Phones, Furniture, X-Ray Machine	Unknown at Present	Customer still operating. Claims can’t pay. We are in litigation.